UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No___)
Oculus Innovative Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67575P 10 8
(CUSIP Number)
December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Hojabr Alimi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		435,445*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		981,250**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		435,445*

WITH:	8	SHARED DISPOSITIVE POWER:

981,250**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,416,695*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): N/A

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Subject to applicable community property laws. The amount reported consists of options to purchase 435,028 shares of Common Stock immediately exercisable and options to purchase 417 shares of Common Stock exercisable within 60 days after the date hereof.
** The amount reported consists of 981,250 shares of Common Stock held by Hojabr Alimi and Linda Alimi as joint tenants.

Item 1(a). Name of Issuer:
     Oculus Innovative Sciences, Inc.
Item 1(b). Name of Issuer’s Principal Executive Offices:
     1129 North McDowell Boulevard, Petaluma. California 94954
Item 2(a). Name of Person Filing:
     Hojabr Alimi
     Item 2(b). Address or Principal Business Office or, if None, Residence:
     1129 North McDowell Boulevard, Petaluma, California 94954
Item 2(c). Citizenship:
     United States of America
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     Not applicable.
Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

(a)	☐	Broker of dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)((1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount beneficially owned:		1,416,695
(b)	Percent of class:		8.9%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	435,445*
	(ii)	Shared power to vote or to direct the vote	981,250**
	(iii)	Sole power to dispose or to direct the disposition of	435,445*
	(iv)	Shared power to dispose or to direct the disposition of	981,250**

*	Subject to applicable community property laws. The amount reported consists of options to purchase 435,028 shares of Common Stock immediately exercisable and options to purchase 417 shares of Common Stock exercisable within 60 days after the date hereof.

**	The amount reported consists of 981,250 shares of Common Stock held by Hojabr Alimi and Linda Alimi as joint tenants.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Mr. Alimi has shared power to vote or direct the vote and to dispose or to direct the disposition of 981,250 shares of Common Stock, and he has sole power to vote or direct the vote and to dispose or to direct the disposition of 435,445 shares of Common Stock.
     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 15, 2008

By:	/s/ Hojabr Alimi
Hojabr Alimi